Exhibit 99.2

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
T +44 (0) 20 7781 1800
Press release
Rio Tinto announces US$652 million investment in continued pre-feasibility studies on deep porphyry copper deposit in Arizona
4 August 2008
Rio Tinto has announced an investment of US$652 million (Rio Tinto share US$341 million) to support continued pre-feasibility studies on a large, tier-one copper deposit at its Resolution Copper Mining LLC (RCML) operation in Superior, Arizona.
Pre-feasibility studies are expected to be completed by 2012 with production at the new mine expected to start by 2020, eventually ramping up to 500,000 tonnes per annum of copper.
Rio Tinto is a significant global copper producer with high quality assets and an interest in four of the world’s ten largest undeveloped copper deposits, including Resolution *. In 2007, copper was the biggest contributor to Rio Tinto with underlying earnings of US$3.479 billion.
“Rio Tinto’s copper operations are in the first quartile of the cost curve and we are well positioned to take advantage of strong global demand, driven by continued growth in China and other emerging economies, “ said Bret Clayton, chief executive, Rio Tinto Copper. “Resolution is an exciting prospect with an expected long mine life.”
Resolution Copper announced on May 29 that it had completed sufficient drilling on the deep porphyry copper deposit to report an Inferred Resource of 1.34 billion tonnes containing 1.51 per cent copper and 0.040 per cent molybdenum. Pre-feasibility work scheduled over the next four years includes dewatering a former mine site and sinking an exploratory shaft to 2170 meters below the surface, as well as preparing numerous studies to evaluate technical, legal and environmental issues and to prepare a mining plan. The plan will include an examination of geohydrology, transportation and infrastructure needs, and will confirm the best approach to constructing the proposed underground mine.
The total cost to complete studies of the deposit, determine the safest and most efficient mine development approach and evaluate all associated costs will be about US1 billion. Before these studies can be completed and the mine developed, Resolution Copper needs to own and manage surface lands above the mine and in the immediate surrounding area. In return for this land, Resolution Copper will transfer to the US government over 5,500 acres of high-priority conservation lands. Passage of the Southeast Arizona Land Exchange and Conservation Act, currently under review in the US Congress, will accomplish this goal, and will also benefit the Town of Superior, the region and the state of Arizona.

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About Resolution Copper
Resolution Copper Mining (RCM) is a limited liability company owned by Resolution Copper Company (55%), a Rio Tinto plc subsidiary, and BHP Copper, Inc. (45%), a BHP-Billiton plc subsidiary. Resolution Copper Company, part of the Rio Tinto Group, is the manager of RCM. The project is located in the historic mining district about five kilomotres east of Superior, Arizona.
* The other three major undeveloped copper resources in which Rio Tinto has an interest are La Granja in Peru, Oyu Tolgoi in Mongolia and Pebble in Alaska.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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